UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Beacon Roofing Supply Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Boulder Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Ave, New York NY 10152

(212) 407-5253

with a copy to:

Uri Herzberg

Debevoise & Plimpton LLP

66 Hudson Blvd E

New York, New York 10001

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109

1.	NAME OF REPORTING PERSON CD&R BOULDER HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Percentages of ownership of shares of common stock, par value $0.01 per share (the “Common Shares”) presented are based on an aggregate of 63,368,344 Common Shares outstanding as of January 18, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(1), filed January 18, 2024.

CUSIP No. 073685109

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[2]

Percentages of ownership of Common Shares presented are based on an aggregate of 63,368,344 Common Shares outstanding as of January 18, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(1), filed January 18, 2024.

EXPLANATORY NOTE

PREAMBLE

This Amendment No. 13 (the “Amendment”) amends the Statement on Schedule 13D initially filed on January 2, 2018 with the Securities and Exchange Commission and amended on November 21, 2018, March 14, 2019, June 28, 2019, September 25, 2019, February 24, 2021, April 29, 2021, March 4, 2022, October 28, 2022, July 7, 2023, August 1, 2023, August 10, 2023 and December 11, 2023 (as amended, the “Schedule 13D”) by (i) CD&R Boulder Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”). This Amendment constitutes an exit filing for all Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented to include the following information.

On January 22, 2024, CD&R Holdings sold 5,218,134 Common Shares of Beacon Roofing Supply, Inc., a Delaware corporation (the “Issuer”), to RBC Capital Markets, LLC (the “Underwriter”) at a price of $83.16 per Common Share, in a registered offering (the “Offering”) pursuant to an underwriting agreement, dated as of January 18, 2024 (the “Underwriting Agreement”), by and among the Issuer, CD&R Holdings and the Underwriter. Upon the closing of the Offering, CD&R Holdings no longer owns any Common Shares.

In connection with the Offering, CD&R Holdings entered into a lock-up letter agreement (the “Lock-Up Agreement”) with the Underwriters under which it has agreed, subject to certain exceptions, that it will not, during the period of 30 days following the date of the prospectus covering the Offering, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Issuer’s Common Shares, or any options or warrants to purchase Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares.

The foregoing descriptions of the Underwriting Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and Lock-Up Agreement, which are filed as Exhibit 1 and Exhibit 2 hereto and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i), (c) and (e) in their entirety and replacing them as follows.

(a) (i) CD&R Holdings is the beneficial owner of 0 Common Shares, representing approximately 0% of the outstanding Common Shares, based on 63,368,344 Common Shares outstanding as of January 18, 2024, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(1), filed January 19, 2024.

(b) Except as otherwise described in Item 4 of this Amendment, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Schedule A of this Schedule 13D, has effected any transactions in Common Shares in the past 60 days.

(e) As of January 22, 2024, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is amended by inserting the following information:

The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

1	Underwriting Agreement, dated January 18, 2024, among Beacon Roofing Supply, Inc., CD&R Boulder Holdings, L.P. and RBC Capital Markets, LLC, as the underwriter (incorporated by reference to Exhibit 1.1 to Beacon Roofing Supply, Inc.’s Current Report on Form 8-K, filed with the SEC on January 19, 2024).

2	Form of Lock-Up Agreement (incorporated by reference to Annex II to Exhibit 1.1 to Beacon Roofing Supply, Inc.’s Current Report on Form 8-K, filed with the SEC on January 19, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2024

CD&R BOULDER HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary